O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

April 6, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Officer of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Rovi Corporation
Soliciting Material on Schedule 14A filed by Engaged
Capital Master Feeder I, LP, et al.
Filed March 26, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 2, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on March 26, 2015 (the “Soliciting Material”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis.  We note the reference to the “Board’s governance failures.”  Qualify this assertion as your belief in future filings, and provide supplemental support for this assertion with your response.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 6, 2015

Engaged Capital acknowledges the Staff’s comment and confirms that in future filings all statements or assertions of opinion or belief will be clearly characterized as such. On a supplemental basis, Engaged Capital offers the following in support of its beliefs of the Board’s governance failures. As noted in the Proxy Statement, the Board has put in place significant limitations on shareholder rights that are inconsistent with widely accepted best governance practices.  Stockholders of Rovi are prohibited from taking action by written consent, can call special meetings only with the support of 20% of the voting power, and can amend the organizational documents of the Company only with a prohibitively high vote of 80% of all outstanding shares.  Leading independent proxy advisory firm, Institutional Shareholders Services (ISS), has expressed concerns with the poor shareholder rights of the Company and has assigned Rovi an ISS Governance QuickScore of 6 (on a scale where 1 indicates lower governance risk and 10 indicates higher possible governance risk). Further, as set forth in the Proxy Statement, the Board’s executive compensation practices have consistently failed to obtain shareholder support and have caused both leading proxy advisory firms, ISS and Glass Lewis & Co., to express serious concerns. We believe that it is a significant governance failure of the Board to perpetuate stockholder-unfriendly provisions and poor executive compensation practices.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP